SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 50)

                           THE NOSTALGIA NETWORK, INC.
                                (Name of Issuer)

                          Common Stock, $.04 par value
                         (Title of Class of Securities)

                                   669 752107
                                 (CUSIP Number)

                            Dong Moon Joo, President
                          Concept Communications, Inc.
                         650 Massachusetts Avenue, N.W.
                             Washington, D.C. 20001
                                 (202) 789-2124
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:

                               Arthur E. Cirulnick
                              Tucker, Flyer & Lewis
                           a professional corporation
                         1615 L Street, N.W., Suite 400
                           Washington, D.C. 20036-5612
                                 (202) 452-8600

                                 March 27, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 30 Pages)

CUSIP No.  669 752107                                         Page 2 of 30 Pages
                                       13D

1.       Names of Reporting Persons
         Identification No. of Above Persons (Entities only)

         Concept Communications, Inc.

2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]

3.       SEC USE ONLY

4.       Source of Funds

         AF (Crown Communications Corporation)

5.       Check Box if Disclosure of Legal  Proceedings  is Required  Pursuant to
         Items 2(d) or 2(e)                                                  [ ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF SHARES           7.       Sole Voting Power
BENEFICIALLY                        13,645,432 shares
OWNED BY
EACH                       8.       Shared Voting Power
REPORTING                           0 shares
PERSON
WITH                       9.       Sole Dispositive Power
                                    13,645,432 shares

                           10.      Shared Dispositive Power
                                    0 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,645,432 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]

13.      Percent of Class Represented by Amount in Row (11)

         70.6%

14.      Type of Reporting Person

         CO

CUSIP No.  669 752107                                         Page 3 of 30 Pages
                                       13D

1.       Names of Reporting Persons
         Identification No. of Above Persons (Entities only)

         Crown Communications Corporation

2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]
3.       SEC USE ONLY

4.       Source of Funds

         OO

5.       Check Box if Disclosure of Legal  Proceedings  is Required  Pursuant to
         Items 2(d) or 2(e)                                                  [ ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF SHARES           7.       Sole Voting Power
BENEFICIALLY                        1,000,000 shares
OWNED BY
EACH                       8.       Shared Voting Power
REPORTING                           13,645,432 shares
PERSON
WITH                       9.       Sole Dispositive Power
                                    1,000,000 shares

                           10.      Shared Dispositive Power
                                    13,645,432 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,645,432 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]

13.      Percent of Class Represented by Amount in Row (11)

         70.6%

14.      Type of Reporting Person

         CO

CUSIP No.  669 752107                                         Page 4 of 30 Pages
                                       13D

1.       Names of Reporting Persons
         Identification No. of Above Persons (Entities only)

         Crown Capital Corporation

2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]
3.       SEC USE ONLY

4.       Source of Funds

         AF (Crown Communications Corporation)

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF SHARES           7.       Sole Voting Power
BENEFICIALLY                        0 shares
OWNED BY
EACH                       8.       Shared Voting Power
REPORTING                           14,645,432 shares
PERSON
WITH                       9.       Sole Dispositive Power
                                    0 shares

                           10.      Shared Dispositive Power
                                    14,645,432 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,645,432 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]

13.      Percent of Class Represented by Amount in Row (11)

         70.6%

14.      Type of Reporting Person

         CO

         This Amendment No. 50 amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed by Concept Communications, Inc., a Delaware corporation ("Concept"), Crown Communications Corporation, a Delaware
corporation ("Communications") and Crown Capital Corporation, a Delaware corporation ("Capital") relating to the Common Stock, par value $.04 per share (the "Common Stock"), of The Nostalgia Network, Inc., a Delaware corporation (the "Issuer"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 4.       Proceeds of the Transaction.

         Item 4 is hereby amended and supplemented by appending to the material under the caption "Certain Loans to the Issuer" the following:

         On March 27, 1998, Concept delivered to BDO Seidman, L.L.P., the Issuer's certified public accountants, a letter representing Concept's intention to modify the maturity dates of the existing loan, evidenced by the Concept Wrap Note which was due on March 31, 1998, to provide for a maturity date on such loan of February 1, 1999 (the "Concept March 1998 Seidman Letter").

         On March 27, 1998, Communications delivered to BDO Seidman, L.L.P., a letter representing Communications' ability and intention to provide financial support to the Issuer throughout the remainder of 1998, which letter was updated on April 2, 1998 in order to correct an erroneous statement in the March 27, 1998 letter (together, the "Communications March 1998 Seidman Letter"). Pursuant to the Communications March 1998 Seidman Letter, Communications' commitment is subject to final agreement on the Issuer's operating budget. Based upon the 1997 fiscal year, Communications' financial commitment to the Issuer for 1998 will not exceed $19,500,000, which would include the $4,250,000 previously forwarded to the Issuer in 1998, as evidenced by the February 10, 1998 Promissory Note, the March 2, 1998 Promissory Note and the March 24, 1998 Promissory Note. Communications also commits to loan to the Issuer $3,750,000 on April 13, 1998. The remainder of the financial support may be in the form of debt or equity financing. To the extent that is in the form of debt, it will not be callable prior to February 1, 1999. Communications' commitment to fund the Issuer will be reduced or cease if the Issuer enters into a strategic partnership or if Communications is no longer a majority owner as a result of the issuance of additional securities of the Issuer. Pursuant to the Communications' March 1998 Seidman letter, Communications also expressed its intent to modify the maturity dates of the existing loans which were due on March 31, 1998 to provide for a maturity date on all such loans of February 1, 1999.

         On April 1, 1998, the Issuer executed and delivered to Concept a new promissory note in the principal amount of $19,217,867.39 (the "1998 Concept Wrap Note") substituting and replacing the Concept Wrap Note. The principal amount of the 1998 Concept Wrap Note equals the total unpaid principal on the Concept Wrap Note and all accrued and unpaid interest thereon. The 1998 Concept Wrap Note is payable on February 1, 1999, together with interest, at an annual rate equal to the Prime Rate, as published in the Wall Street Journal on March 31, 1998. The 1998 Concept Wrap Note is secured under the terms of the Security

Agreement. Pursuant to the terms of the Concept Wrap Note, the Issuer must pay to Concept accrued interest of at least $20,000 per month, payable on the last day of each month commencing on April 30, 1998 until January 31, 1999.

         On April 1, 1998, the Issuer executed and delivered to Communications a new promissory note in the principal amount of $28,560,005.61 (the "1998 Communications Wrap Note") substituting and replacing: (i) the Communications Wrap Note; (ii) the March 31, 1997 Promissory Note; (iii) the July 8, 1997 Promissory Note; (iv) the September 19, 1997 Promissory Note; (v) the November 7, 1997 Promissory Note; (vi) the November 24, 1997 Promissory Note; (vii) the December 31, 1997 Promissory Note; (viii) the February 10, 1998 Promissory Note;
(ix) the March 2, 1998 Promissory Note; and (x) the March 24, 1998 Promissory Note. The 1998 Communications Wrap Note is payable on February 1, 1999, together with interest, at an annual rate equal to the Prime Rate, as published in the Wall Street Journal on March 31, 1998. The 1998 Communications Wrap Note is secured under the terms of the Communications Security Agreement. Pursuant to the terms of the Communications Wrap Note, the Issuer must pay to Communications accrued interest of at least $40,000 per month, payable on the last day of each month commencing on April 30, 1998 until January 31, 1999.

         Pursuant to the Communications March 1998 Seidman Letter, the Issuer executed and delivered to Communications a promissory note dated April 1, 1998 in the maximum principal amount of $15,250,000 (the "April 1, 1998 Promissory Note"). Pursuant to the terms of the April 1, 1998 Promissory Note,
Communications may make advances to the Issuer up to the maximum principal amount. The April 1, 1998 Promissory Note is payable on February 1, 1999, together with all accrued and unpaid interest, at an annual rate equal to the Prime Rate, as published in The Wall Street Journal on March 31, 1998. The April 1, 1998 Promissory Note is secured under the terms of the Communications Security Agreement.

         On April 8, 1998, pursuant to the Communications March 1998 Seidman Letter and subject to the terms and conditions of the April 1, 1998 Promissory Note, Communications loaned to the Issuer $2,000,000. The $2,000,000 loaned to the Issuer is partial satisfaction of the commitment of Communications in the Communications March 1998 Seidman Letter to provide $3,750,000 in funding to the Issuer by April 13, 1998.

         The foregoing descriptions of the Concept March 1998 Seidman Letter, Communications March 1998 Seidman Letter, the 1998 Concept Wrap Note, the 1998 Communications Wrap Note and the April 1, 1998 Promissory Note are qualified in their entirety by the text of the Concept March 1998 Seidman Letter, the Communications March 1998 Seidman Letter, the 1998 Concept Wrap Note, the 1998 Communications Wrap Note and the April 1, 1998 Promissory Note which are attached hereto as Exhibit 50.1, 50.2, 50.3, 50.4 and 50.5, respectively, and are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended and supplemented by incorporating herein the information set forth under Item 4 in this Amendment No. 50.


Item 7.       Items to be Filed as Exhibits

Exhibit  Description

50.1 Letter dated March 27, 1998 from Concept Communications Inc. to BDO Seidman, L.L.P.

50.2     Letters   dated   March  27,   1998  and  April  2,  1998  from   Crown
         Communications Corporation to BDO Seidman, L.L.P.

50.3 Promissory Note dated April 1, 1998 made by The Nostalgia Network, Inc. to Concept Communications, Inc. in the principal amount of $19,217,867.39

50.4 Promissory Note dated April 1, 1998 made by The Nostalgia Network, Inc. to Crown Communications Corporation in the principal amount of $28,560,005.61

50.5 Promissory Note dated April 1, 1998 made by The Nostalgia Network, Inc. to Crown Communications Corporation in the maximum principal amount of $15,250,000

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.

Dated:  April 9, 1998


                                         CONCEPT COMMUNICATIONS, INC.


                                         /s/ Nicholas Chiaia
                                         By: Nicholas Chiaia, Secretary


                                         CROWN COMMUNICATIONS CORPORATION


                                         /s/ Nicholas Chiaia
                                         By: Nicholas Chiaia, Secretary


                                         CROWN CAPITAL CORPORATION


                                         /s/ Nicholas Chiaia
                                         By: Nicholas Chiaia, Secretary

                                  EXHIBIT INDEX

Exhibit  Description                                                        Page

50.1     Letter dated March 27, 1998 from Concept Communications,             10
         Inc. to BDO Seidman, L.L.P.

50.2     Letters dated March 27, 1998 and April 2, 1998 from Crown            11
         Communications Corporation to BDO Seidman, L.L.P.

50.3     Promissory Note dated April 1, 1998 made by The Nostalgia            14
         Network, Inc. to Concept Communications, Inc. in the principal amount of $19,217,867.39

50.4     Promissory Note dated April 1, 1998 made by The Nostalgia            19
         Network, Inc. to Crown Communications Corporation in the principal amount of $28,560,005.61

50.5     Promissory Note dated April 1, 1998 made by The Nostalgia            24
         Network, Inc. to Crown Communications Corporation in the maximum principal amount of $15,250,000